UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41973

Critical Metals Corp.

(Exact name of registrant as specified in its charter)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers, PO Box 173, Road Town

Tortola, British Virgin Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed, Critical Metals Corp. (the “Company”) has entered into an amended and restated Heads of Agreement (as amended, the “Heads of Agreement”) with Rimbal Pty. Ltd. (“Rimbal”). Under the Heads of Agreement, the Company currently holds a 42% ownership interest in Tanbreez Mining Greenland A/S (“Tanbreez”). Upon approval from the Greenlandic Mineral Resources Authority of Rimbal’s transfer of Tanbreez to the Company, the Company will be obligated to increase its ownership interest in Tanbreez from 42% to 92.5% (the “Stage 2 Interest”) in exchange for the issuance of 14,500,000 ordinary shares, par value $0.001 per share, of the Company to Rimbal. The remaining 7.5% ownership interest in Tanbreez is currently held by the Company’s largest shareholder, European Lithium Limited. The closing of the Stage 2 Interest is subject to customary closing conditions, including approval from the Greenland government. There is no guarantee that the Company’s acquisition of the Stage 2 Interest will occur.

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) is being furnished in order to include the audited financial statements of Tanbreez for the years ended December 31, 2025 and 2024, which are attached to this Form 6-K as Exhibit 99.1.

The information furnished in Exhibit 99.1 to this Form 6-K shall be deemed to be filed with the Securities and Exchange Commission (the “SEC”) and is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-294406), Form F-3 (File No. 333-290973), Form F-3 (File No. 333-286326), Form F-3 (File No. 333-293656), Form F-3 (File No. 333-278400), Form S-8 (File No. 333-291195) and Form S-8 (File No. 333-280017) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include, without limitation, statements regarding the ability to consummate the acquisition of the Stage 2 Interest, the ability to achieve necessary governmental consents to consummate the acquisition of the Stage 2 Interest of Tanbreez, the benefits of the acquisition of Tanbreez, the financial position, financial performance, business strategy, expectations of our business and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and do not guarantee performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Form 6-K, forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F, as amended, filed with the SEC and the other documents filed, or to be filed, by the Company with the SEC. These forward-looking statements are based on information available as of the date of this Form 6-K, and expectations, forecasts and assumptions as of that date involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Marcum LLP.
23.2	Consent of CBIZ CPAS P.C.
99.1	Audited Financial Statements of Tanbreez Mining Greenland A/S for the years ended December 31, 2025 and 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Critical Metals Corp.

By:	/s/ Tony Sage
Name:	Tony Sage
Title:	Chief Executive Officer and Executive Chairman

Date: March 30, 2026

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